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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/16__ AND ENDING __12/31/16__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pundion LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 10th Floor

(No. and Street)

New York	New York	10169
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Frankel 972-54-8844370

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP

(Name – *if individual, state last, first, middle name*)

141 West Jackson Boulevard, Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Pundion LLC

We have audited the accompanying statement of financial condition of Pundion LLC (the Company) as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pundion LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ryan & Juraska LLP

Chicago, Illinois
February 15, 2017

PUNDION LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 2,290
Due from broker	18,475,753
Exchange fees receivable	1,757,102
Prepaid expense	2,396,664
Long term assets	50,000
TOTAL ASSETS	**$ 22,681,809**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 174,003
Total liabilities	174,003

Member's equity:

Total member's equity	22,507,806
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 22,681,809

PUNDION LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Pundion LLC (the "Company") was formed in the State of Delaware in February, 2011. The Company is a 100% owned subsidiary of Istra LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NASDAQ OMX PHLX, Inc., NYSE MARKET LLC, the New York Stock Exchange, and the Securities Investor Protection Corporation ("SIPC"). The Company performs proprietary trading of exchange listed securities. The Company does not refer or introduce customers to other broker dealers and does not hold or maintain funds or securities or provide clearing services for other broker-dealers.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized in the period the fees are earned and securities transactions, if any, are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity for tax purposes and is not subject to Federal, state or local income taxes. All items of income, expenses, gains and losses are reportable by its Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2016.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years (current or prior three).

Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value:

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

- Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The inputs used to measure fair value may fall into different level of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

At December 31, 2016, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC 820.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company's net capital and net capital requirement were $18,304,040 and $100,000, respectively. The Company's net capital ratio was 0.95 to 1.

NOTE 3- RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent wherein the Parent provides use of its intellectual property for use in algorithmic trading, certain administrative services, and the use of certain office space. In exchange for these services the Company is billed a representative allocation of direct expenses based on human resources and other related factors.

At December 31, 2016, the Company prepaid $2,396,664 to the Parent for services to be performed for the first six months of 2017, as permitted in the expense sharing agreement.

NOTE 4-SIGNIFICANT GROUP CONCENTRATION OF RISK

As of December 31, 2016, the Company did not enter into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

At December 31, 2016, a significant credit concentration consisted of approximately $18,500,000 with one of the Company's clearing broker dealers. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business. Management believes the Company is not exposed to any significant credit risk.

NOTE 5- COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 6- GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

NOTE 7- FINANCIAL INSTRUMENTS

ASC 815, Derivatives and Hedging requires qualitative disclosures about objectives and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

NOTE 8- CLEARING AGREEMENT

The Company has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corp. ("MLPCC"). This agreement allows JBO participants to receive favorable margin treatment compared to the full margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in Floating Rate Preferred shares of MLPCC, which are reflected under Long term assets on the Statement of Financial Condition. Under FINRA Rule 4210, the agreement requires the Company to maintain a minimum net liquidity equity of $1 million with MLPCC.

NOTE 9-SUBSEQUENT EVENTS

The Statement of Financial Condition was approved by management and available for issuance on February 15, 2017. Subsequent events have been evaluated through this date. There were no material events requiring disclosures or adjustments to the Company's Statement of Financial Condition.

AUTHENTICATION OF SIGNATURE AND AUTHENTICATION OF SIGNATURE OF PERSON SIGNING ON BEHALF OF A BODY CORPORATE OR IN THE NAME OF ANOTHER PERSON

I, the undersigned, Advocate Chaim Crown, Notary at 10/2 Chai Taib St., Jerusalem 9540512, Israel, hereby certify that on 22 February 2017 there appeared before me at my office:

Mr. Alexander Frenkel whose identity was proved to me by his US passport no. 546250751 issued by the United States Department of State on 7 August 2016 and signed of his own free will the attached document marked "A";

and I certify that, with a view to establishing the right of the above named to sign the attached document marked "A", there has been produced to me a letters of authorization from the Board of Directors of Pundion LLC dated 22 February 2017;

In witness thereof I hereby authenticate the signature of the above named, by my own signature and seal today 22 February 2017

Fees paid: 268 NIS including VAT.

חתימת הנוטריון
Signature

אימות חתימה ואימות חתימתו של אדם בשם תאגיד או בשם אדם אחר

אני החי"מ, עו"ד חיים קראון, נוטריון ברח' חי טייב 10/2, ירושלים 9540512, ישראל, מאשר כי ביום 22.02.2017 ניצב לפני במשרדי:

מר אלכסנדר פרנקל, שזהותו הוכחה לי על פי דרכון ארה"ב מס' 546250751 שהוצא על ידי משרד החוץ של ארה"ב ביום 07.08.2016 וחתם מרצונו החופשי על המסמך המצורף והמסומן באות א';

ואני מאשר כי להוכחת רשותו של הנ"ל לחתום על המסמך המצורף והמסומן באות א', הוצגו בפני מכתבי אישור מאת הדירקטוריון של חברת פונדיון בע"מ מיום 22.02.2017;

ולראיה הנני מאשר את חתימתו של הנ"ל בחתימת ידי ובחותמי, היום 22.02.2017.

שכרי בסך 268 ₪ כולל מע"מ שולם.



חותם הנוטריון
Notary's Seal

"A" X

OATH OR AFFIRMATION

I, _Alexander Frenkel_, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of _Pundoon LLC_ as of _12/31/2016_ are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Alex Frenkel
Signature

CFO
Title

Subscribed and sworn to before me this

_22_ day of _February_, 2017

[signature]
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

PUNDION LLC

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

AVAILABLE FOR PUBLIC INSPECTION

"A" - X

OATH OR AFFIRMATION

I, **Alex Frenkel** swear, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Pundion LLC** as of ___12/31/2016___ are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____None_____

_____
Signature

_____
CFO
Title

Subscribed and sworn to before me this

__22__ day of __February__ , 2017

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A copy of the Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).